Mail Stop 4561

January 15, 2008

Mr. Nicholas K. Fortson
Chief Financial Officer
University Bancorp, Inc.
2015 Washtenaw Avenue
Ann Arbor, Michigan 48104

> **RE:** **University Bancorp, Inc.**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2006**
> **Filed April 16, 2007**
> **File No. 000-16023**

Dear Mr. Fortson:

We have reviewed your response letter dated December 26, 2007 and have considered the supplemental information provided by the company. We have the following comment.

Form 10-KSB for the Fiscal Year ended December 31, 2006
Form 10-QSBs for the Quarterly Periods Ended March 31, 2007 and June 30, 2007

Please amend the Form 10-KSB and Form 10-QSBs to reflect the draft changes to the disclosures.

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Please respond to this comment within 10 business days or tell us when you will respond. You may contact Chris Harley, Staff Accountant, at (202) 551-3695 or me at (202) 551-3697 if you have questions.

Sincerely,

Benjamin Phippen
Reviewing Accountant